# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zura Bio Limited, CIK 0001855644
CUSIP: G9TY5A101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1489 W. Warm Springs Road #110, Henderson, Nevada (NV), 89014
Date of event which requires filing of this statement: 12/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002101709

## Reporting persons
- Athanor Capital: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 11,581,402; sole dispositive power 0; shared dispositive power 11,581,402; aggregate amount beneficially owned 11,581,402 (15.7% of the class)
- UGS Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,581,402; sole dispositive power 0; shared dispositive power 11,581,402; aggregate amount beneficially owned 11,581,402 (15.7% of the class)

## Item 1. Issuer
Name of issuer: Zura Bio Limited
Address of issuer's principal executive offices: 1489 W. Warm Springs Road #110, Henderson, NV, 89014

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of: (1) Athanor Capital and (2) UGS Capital LLC. The foregoing persons are individually referred to as a "Reporting Person" and hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Class A Ordinary Shares reported herein.

From June 22, 2023 until May 21, 2025, Mr. Parvinder Thiara, a director of Athanor Capital and a Manager of UGS Capital LLC, was a member of the board of directors of the Issuer.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is:

(1) 2578 Broadway, #593, New York, NY 10025

(2) 850 New Burton Road, Suite 201, Dover, DE, 19904
Citizenship:
(1) Athanor Capital is an Exempted Company incorporated in the Cayman Islands with Limited Liability
(2) UGS Capital LLC is a limited liability company organized under the laws of the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 through 9 of the cover pages for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover pages for each of the Reporting Persons and is incorporated herein by reference. The percentage set forth in this Schedule 13G is based on 73,680,710 Class A Ordinary Shares that the Issuer has advised the Reporting Persons were issued and outstanding as of the filing date of this report.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Athanor Capital owns the Class A Ordinary Shares of the Issuer. UGS Capital LLC owns all the shares of Athanor Capital.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Athanor Capital: /s/ Parvinder Thiara, Parvinder Thiara/Director (01/02/2026)
- UGS Capital LLC: /s/ Parvinder Thiara, Parvinder Thiara/Manager (01/02/2026)